Exhibit 99.3
WNS Names Arjun Singh to Lead
Banking, Financial Services and Insurance Unit
Mumbai, India, November 15, 2006, and New York, November 14, 2006 — WNS (Holdings) Limited (NYSE: WNS), the parent company of WNS Global Services, a leading offshore business process outsourcing (BPO) provider, today announced the appointment of Arjun Singh as Chief Executive Officer of its Banking, Financial Services and Insurance (BFSI) business unit.
Previously, Ramesh N. Shah, the Chairman of WNS (Holdings), had been serving as interim CEO of the BFSI business unit.
“Arjun brings a unique combination of international financial services, BPO and customer service expertise to this position,” said Neeraj Bhargava, Group Chief Executive Officer, WNS Global Services. “As such, he is uniquely qualified to lead the expansion of this growing business unit, and further enhance the high-quality service delivery our customers have come to expect.”
Mr Singh joins WNS from ABN AMRO, Amsterdam, where, as regional director of client service, he had responsibility for major corporate clients in 22 countries across Europe. Previously, he was the quality and Six Sigma leader for Gecis (now Genpact), where he received GE’s highest performance award for his work to build the customer service business. He started his career with Unilever, India (Brooke Bond India Ltd.), and has also held senior positions at ANZ Grindlays Bank (India and Melbourne).
Mr. Singh holds a post-graduate diploma in management, systems and finance, from the Indian Institute of Management, and a bachelor’s degree in chemical engineering from the Indian Institute of Technology.
WNS’ BFSI unit encompasses services targeted to commercial and investment banks; mortgage banks and investors in mortgage-backed securities; financial advisors; property and casualty, life and health insurance; insurance brokers and loss assessors, and self-insured auto fleet owners. WNS’ more than 125 clients include AVIVA, First Magnus Financial Corporation, IndyMac Bank and Marsh.
About WNS
WNS is a leading provider of offshore business process outsourcing, or BPO, services. We provide comprehensive data, voice and analytical services that are underpinned by our expertise in our target industry sectors. We transfer the execution of the business processes of our clients, which are typically companies located in Europe and North America, to our delivery centers located primarily in India. We provide high quality execution of client processes, monitor these processes against multiple performance metrics, and seek to improve them on an ongoing basis.
Our ADSs are listed on the New York Stock Exchange. For more information, please visit our website at www.wnsgs.com
CONTACT:
India.:
Smita Gaikwad, WNS Global Services, +91 (22) 67976461, smita.gaikwad@wnsgs.com
Amrit Ahuja, 20:20 Media, +91 (11) 269-33-291, amrit@2020india.com
U.S.:
Mike Geczi, The Torrenzano Group, +1 212-681-1700, ext. 156, mgeczi@torrenzano.com
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